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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number: 000-26756

                           NOTIFICATION OF LATE FILING

      (Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 1997   ___________________________________________

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
     For the Transition Period Ended:__________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART  I
                             REGISTRANT INFORMATION

Full name of registrant:  GEOGRAPHICS, INC.
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Former name if applicable:
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Address of principal executive office:  1555 ODELL ROAD, P.O. BOX 1750
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City, State and Zip Code:  BLAINE, WASHINGTON  98231
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                                    PART  II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    No Exhibits


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                                    PART  III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K,11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not yet completed the preparation of its financial statements for the fiscal year ended March 31, 1997 for the following reasons:

     1. The Company has determined that certain accounting procedures and historical estimates used during fiscal 1997 resulted in an overstatement of gross margin and inventories on an interim basis. Although the precise allocations by quarter have not been determined, it may be necessary to issue restated financial statements for two or more previously reported quarters to reflect lower gross margin and inventories and lower net income than previously reported. The Company expects that the cumulative effect of any such restatements would be a reduction in both inventories and gross margin in the range of $4.5 to $5.5 million.

     2. The overstatement was discovered by management in connection with preparation of financial results for the fiscal year ended March 31, 1997 and has required the Company to devote substantially all of its financial staff resources to intensive analyses of the reasons for the overstatement, recalculations of gross margin and inventories for various interim periods during fiscal 1997 and the impact of the overstatement on results for such periods and for the full fiscal year. As a result, it was not possible for management to complete the Company's annual report for fiscal 1997 within the prescribed time period.

     3. In addition, due to the overstatement, the Company's independent auditors determined that expanded accounting procedures, recalculations and analyses would be required in connection with their audit of the fiscal year ended March 31, 1997. The Company has not yet been able to complete all requested analyses and, accordingly, the Company's auditors have not yet completed their audit for fiscal 1997.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

BRUCE CLAWSON            (800) 426-5923
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(Name)                   (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [ X ] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [ X ] Yes  [  ] No

The Company expects to report a net loss for the year ended March 31, 1997 of at least $6.5 million, compared with net income of $1.2 million for the year ended March 31, 1996. Without regard to additional reserves for potentially obsolete inventory, the Company expects to report gross margin in the range of $4.5 million to $5.5 million for the year ended March 31, 1997, down from $8.4 million for the year ended March 31, 1996. Actual results for the year are subject to further management review and determination of the need for and amount of

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potential adjustments and reserves.  The resolution of these issues is expected to have a material impact on reported results.

     Geographics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 1997               By: /s/ BRUCE CLAWSON
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                                      Bruce Clawson, Vice President of Finance